

10035106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 15 2010
Washington, DC
120

SEC FILE NUMBER
8- 16791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameriprise Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stewart — (612) 678-4769 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* AB 3/16

AB 3/16

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.
Statement of Financial Condition
December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ameriprise Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ameriprise Financial Services, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ameriprise Financial Services, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.



March 11, 2010

Ameriprise Financial Services, Inc.

Statement of Financial Condition

December 31, 2009
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 395,976
Cash segregated under federal and other regulations	23,832
Receivables:	
Brokerage and other fees - affiliates	24,787
Financial advisors and employees (net of allowance for doubtful accounts of $2,259)	1,486
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $192)	86,624
Goodwill	149,911
Intangibles (net of accumulated amortization of $4,661)	45,145
Deferred commissions	78,528
Secured demand note receivable from Parent	20,000
Deferred income taxes, net	103,733
Other assets	18,346
Total assets	$ 948,368
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates, net	$ 90,633
Field force compensation	96,737
Salaries and employee benefits	81,843
Unearned revenue	95,089
Other liabilities	58,244
Total accounts payable and accrued expenses	422,546
Liabilities subordinated to the claims of general creditors	160,000
Stockholder's equity:	
Common stock $10 par value per share:	
Authorized, issued and outstanding shares - 10,000	100
Additional paid - in capital	378,163
Accumulated other comprehensive income, net of tax	2
(Accumulated deficit) Retained earnings	(12,443)
Total stockholder's equity	365,822
Total liabilities and stockholder's equity	$ 948,368

See accompanying notes

Ameriprise Financial Services, Inc.

Notes to Statement of Financial Condition

(In thousands)

December 31, 2009

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of AMPH Holding Corp. AMPH Holding Corp. is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

On October 5, 2009, the introducing operations of Ameriprise Advisor Services, Inc. (AASI), an affiliated company, were merged into the Company and AASI was subsequently deregistered and terminated. The transaction was accounted for similar to a pooling of interests as both companies were under common ownership of the Parent since the November 1, 2008 acquisition of AASI. The statement of financial condition is presented as if AASI's introducing operations were merged into the Company on November 1, 2008. The statement of financial condition reflects the assets, liabilities and equity assumed in the merger as of January 1, 2009, consisting of:

Assets	
Goodwill	$ 144,230
Intangibles	45,182
Other	16,468
Total Assets	$ 205,880
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 101,506
Total liabilities	101,506
Stockholder's Equity	
Additional paid-in capital	110,770
Accumulated deficit	(6,396)
Total Stockholder's Equity	104,374
Total liabilities and stockholder's equity	$ 205,880

The Company offers financial planning and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and

information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. These results reflect the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fee receivables related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by its affiliate, American Enterprise Investment Services, Inc. (AEIS).

Goodwill and Intangible Assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach.

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For definite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Deferred Commissions: Commissions paid by the Company in connection with the sales of financial plans are deferred until they are earned, generally over three months.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the Financial Accounting Standards Board (FASB) updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

(In thousands)

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("Codification") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP). The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition. See note 11 for the required disclosure.

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009 and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's financial condition.

Future Adoption of New Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB updated the accounting standards related to accounting for transfers of financial assets. The standard improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The standard is effective for interim and annual reporting periods beginning after November 15, 2009, with early adoption prohibited, and must be applied to transfers of financial assets occurring on or after the effective date. The adoption of the standard is not expected to have a material effect on the Company's financial condition.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2009, the tests did not indicate impairment. During 2009 the Company made adjustments to goodwill based on the final allocation of the purchase price of AASI. Definite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$ 35,200	$ 2,669	$ 32,531
Tax Referral Agreement	10,200	869	9,331
Other	4,406	1,123	3,283
12/31/09 balance	$ 49,806	$ 4,661	$ 45,145

(In thousands)

Definite-lived intangible assets acquired for the year ended December 31, 2009, for purchasing independent contractors in the franchise system, included in other above, was $1,827 with a weighted amortization period of five years.

The five year forecast of future amortization of intangibles is as follows:

2010	$ 4,741
2011	$ 5,087
2012	$ 4,970
2013	$ 4,361
2014	$ 3,996

4. Business Owned Life Insurance

In 2009, the Company began investing in cash value life insurance as a means of offsetting market fluctuations in certain liabilities. As of December 31, 2009, the cash surrender value of this life insurance was $12,037 and is included in the other assets line in the statement of financial condition.

5. Secured Demand Notes Receivable and Subordinated Liabilities

At December 31, 2009, the Company had a secured demand note collateral agreement with the Parent for $20,000. The interest-free secured demand note receivable was secured by securities with an aggregate fair value of $21,613 at December 31, 2009.

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral agreement and related subordinated liability have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011.

In December 2008, the Company executed a subordinated loan agreement for equity capital with the Parent for $140,000 at a stated interest rate of 5.65% due to mature on December 31, 2015. The Company simultaneously declared and paid a $140,000 dividend to the Parent. The estimated fair value of the subordinated loan approximates book value.

6. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

(In thousands)

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents and Other Assets

The Company's cash equivalents, consisting of commercial paper and mortgage-backed securities, are classified as Level 2 and are measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 2 securities consist of common stock.

The following table presents balances of assets measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets				
Commercial paper	$ —	$ 362,493	$ —	$ 362,493
Mortgage -backed securities		24,998		24,998
Other assets	—	9	—	9
Total assets at fair value	$ —	$ 387,500	$ —	$ 387,500
Liabilities				
Securities sold, not yet purchased	$ —	$ 7	$ —	$ 7
Total liabilities at fair value	$ —	$ 7	$ —	$ 7

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2009, are reasonable estimates of fair value.

(In thousands)

7. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $78,968, which was $78,468 in excess of the amount required to be maintained at that date.

8. Commitments, Contingencies and other Legal and Regulatory Matters

At December 31, 2009, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2010	$ 42,617
2011	34,230
2012	22,341
2013	13,467
2014	7,883
Aggregate thereafter	8,582
Total	$ 129,120

The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions heightened volatility in the financial markets, such as those which have been experienced from the latter part of 2007 through 2009, and significant regulatory reform proposals may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination by, the SEC, FINRA, Office of Thrift Supervision ("OTS"), state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities concerning the Company's business activities and practices, and the practices of the Company's financial advisors. Pending matters about which the Company has during recent periods received information requests include: sales and product or service features of, or disclosures pertaining to, affiliated mutual funds, annuities, equity and fixed income securities, insurance products, brokerage services, financial plans and other advice offerings; supervision of the Company's financial advisors; supervisory practices in connection with financial advisors' outside business activities; sales practices and supervision associated with the sale of fixed and variable annuities and non-exchange traded (or "private placement") securities; information security; the delivery of financial plans and the suitability of particular trading strategies, investments and product selection processes. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's financial condition.

(In thousands)

Certain legal and regulatory proceedings are described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company's affiliated mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940 (the '40 Act). The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. Plaintiffs seek an order declaring that defendants have violated the '40 Act and awarding unspecified damages including excessive fees allegedly paid plus interest and other costs. On July 6, 2007, the Court granted the Company's motion for summary judgment, dismissing all claims with prejudice. Plaintiffs appealed the Court's decision, and on April 8, 2009, the U.S. Court of Appeals for the Eighth Circuit reversed the district court's decision, and remanded the case for further proceedings. The Company filed with the United States Supreme Court a Petition for Writ of Certiorari to review the judgment of the Court of Appeals in this case, and such review is expected to occur later this year after the Supreme Court issues its opinion in a similar excessive fee case now pending before it.

9. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

The Company had a payable to the Parent for federal income taxes of $11,037 at December 31, 2009.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2009, are as follows:

Deferred income tax assets:	
Advisor equity program	$ 65,178
Deferred compensation and bonuses	43,224
Unearned revenue	35,808
Allowance for accounts receivable	4,814
State income tax	3,975
Sales conference	3,165
Leaseholds	3,003
Accrued expenses	2,085
Other	1,388
Prizes and awards	701
Total deferred income tax assets	163,341
Deferred income tax liabilities:	
Deferred commission and acquisition costs	37,728
Intangible asset amortization	15,969
State deferred tax NOL	4,139
Other	1,772
Total deferred income tax liabilities	59,608
Net deferred income tax asset	$ 103,733

(In thousands)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

10. Related Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with its affiliates the costs of compensating non-employee financial advisors.

In addition, the Company acts as the introducing broker for affiliates, primarily for insurance company affiliates for which distribution fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors.

Effective October 2007 through April 2009, the Company received front-load mutual fund fees, 12b-1 fees and marketing support fees for associated mutual fund sales from an affiliate, RiverSource Distributors, Inc. Effective May 2009, the Company received these same fees from an affiliate, RiverSource Fund Distributors.

The Company receives referral fees from AEIS for introducing client trades to AEIS.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS, which charges the Company clearing fees on a per trade basis.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity awards). Employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

At June 30, 2009, the Company transferred, in the form of a non-cash dividend, the remaining balance of advisor recruitment loans, valued at $26,396, to the Parent. These loans were then contributed to an affiliated, non-broker-dealer

entity, Ameriprise Advisors Capital, Inc. (AAC). All advisor recruitment loans originated by the Company after June 30, 2009, are sold to AAC at net book value, which approximates fair value.

11. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

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STATEMENT OF FINANCIAL CONDITION

Ameriprise Financial Services, Inc.
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


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